Exhibit 99.1

Excellence in China Sports & Entertainment
[FOR IMMEDIATE RELEASE]
XSEL Announces Financial Results for the Third Quarter 2009
BEIJING, November 12, 2009 — Xinhua Sports & Entertainment Limited (the “Company” or “XSEL”) (NASDAQ: XSEL), a leading sports and entertainment group in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.
Third Quarter 2009 Highlights
●	Net revenue was $39.6 million

●	Adjusted EBITDA (non-GAAP) was $4.6 million

●	Adjusted net income (non-GAAP) was $3.4 million

●	Adjusted net income per ADS (non-GAAP) was $0.04

●	Net loss attributable to XSEL (GAAP) was $10.6 million

●	Net loss per ADS (GAAP) was $0.14
Ms. Fredy Bush, XSEL’s CEO said, “Since late 2008, we have been taking significant strategic steps each quarter to position XSEL as the leading sports media company in China. We have focused on strengthening our distribution platforms, expanding our content portfolio and divesting of non-core assets. We have a series of key strategic initiatives we hope to finalize by year end that will bring us closer to our vision in 2010.”
Mr. Andrew Chang, XSEL’s CFO commented, “The net loss this quarter of $10.6 million included a $7.6 million non-cash charge related to our outstanding convertible loan facility. Under the new accounting rule EITF 07-5 adopted in 2009, we are required to remeasure the conversion feature of this loan at the end of each quarter. Due to the increase in share price between the second and third quarters of 2009, the conversion feature of the loan was remeasured at $3.1 million in the second quarter of 2009 and $10.7 million in the third quarter of 2009. As a result, we were required to record a non-cash fair value charge of $7.6 million in the third quarter of 2009.”
Third Quarter 2009 Financial Results
Chart 1: Summary of financial results

	3 months ended	3 months ended	3 months ended	09Q3 vs 08Q3	09Q3 vs 09Q2
In US$ millions	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009	Growth %	Growth %
Net revenue[1]	39.6	49.6	38.8	-20%	2%
Adjusted EBITDA[2]	4.6	9.5	5.7	-51%	-19%
Net loss attributable to XSEL	(10.6)	(15.9)	(2.1)	33%	-392%
One-time items[3]	8.5	17.0	(1.2)	N/A	N/A
Net (loss) income attributable to XSEL before one-time items	(2.1)	1.1	(3.3)	N/A	34%
Adjusted net income[2]	3.4	7.4	2.9	-54%	17%

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[1]	Due to the sale of Shanghai Hyperlink Market Research Co. Ltd (“Hyperlink”), the Company’s research services business, in October 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.

[2]	Please refer to Chart 8 (Reconciliation of non-GAAP financial results) for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

[3]	One-time items are those that we believe are not indicative of future performance. Due to the adoption of EITF 07-5 in 2009, we are required to remeasure the fair value of the conversion feature of the convertible loan (please refer to Note (9) to financial information for details) every quarter. The one-time items of $8.5 million in the third quarter of 2009 mainly represent a non-cash fair value charge of $7.6 million on the conversion feature of the loan. Given the increase in share price between the second and third quarters of 2009, the conversion feature of the loan was remeasured at $3.1 million in the second quarter of 2009 and $10.7 million in the third quarter of 2009. As a result, we recorded a non-cash fair value charge of $7.6 million in the third quarter of 2009. The fair value of the conversion feature may have a recurring impact in subsequent periods.
Net Revenue
Net revenue for the third quarter of 2009 was $39.6 million, down 20% year-on-year from $49.6 million in the third quarter of 2008 or up 2% sequentially from $38.8 million in the second quarter of 2009.
Net Revenue by type and business group
Chart 2: Net revenue by type and business group

In US$ millions	Broadcast	Advertising	Print	Total
Net revenue:
Advertising services	4.2	17.8	0.4	22.4
Content production	0.1	—	—	0.1
Advertising sales	13.6	0.1	3.3	17.0
Publishing services	—	—	0.1	0.1

Total net revenue	17.9	17.9	3.8	39.6

Broadcast Group
Net revenue for the Broadcast Group for the third quarter of 2009 was $17.9 million, down 1% year-on-year from $18.1 million in the third quarter of 2008 or down 6% sequentially from $19.0 million in the second quarter of 2009.
Chart 3: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Sep 30, 2009	Sep 30, 2008%		Sep 30, 2009	Jun 30, 2009%
Broadcast:
Television	11.5	6.1	88%	11.5	11.3	2%
Radio	2.1	2.7	-23%	2.1	3.2	-35%
Mobile	4.2	3.3	27%	4.2	4.3	-2%
Production	0.1	6.0	-98%	0.1	0.2	-44%

Subtotal:	17.9	18.1	-1%	17.9	19.0	-6%

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Advertising Group
Net revenue for the Advertising Group for the third quarter of 2009 was $17.9 million, down 37% year-on-year from $28.5 million in the third quarter of 2008 or up 8% sequentially from $16.6 million in the second quarter of 2009. The year-on-year decrease was primarily due to divestments and the economic downturn.
Chart 4: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Sep 30, 2009	Sep 30, 2008%		Sep 30, 2009	Jun 30, 2009%
Advertising:
Print/Online	8.0	15.5	-49%	8.0	7.6	5%
Outdoor/Other [1]	2.3	7.4	-69%	2.3	2.2	3%
BTL Marketing	7.6	5.6	35%	7.6	6.8	12%

Subtotal [2]:	17.9	28.5	-37%	17.9	16.6	8%

[1]	On December 31, 2008, the Company divested its Hong Kong based outdoor advertising business, Convey, which contributed $5.7 million to net revenue in the third quarter of 2008.

[2]	Due to the sale of Hyperlink, the Company’s research services business, in October 2009, the historical results were reported as “discontinued operations” for all periods presented. Hyperlink contributed $1.5 million to net revenue for the Advertising Group in the third quarter of 2008.
Print Group
Net revenue for the Print Group for the third quarter of 2009 was $3.8 million, up 27% year-on-year from $3.0 million in the third quarter of 2008 or up 17% sequentially from $3.2 million in the second quarter of 2009.
Chart 5: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Sep 30, 2009	Sep 30, 2008%		Sep 30, 2009	Jun 30, 2009%
Print:
Newspaper	2.0	1.5	39%	2.0	2.0	2%
Magazines	1.8	1.5	15%	1.8	1.2	42%

Subtotal:	3.8	3.0	27%	3.8	3.2	17%

Gross Profit
Gross profit for the third quarter of 2009 was $9.2 million, down 49% year-on-year from $17.9 million in the third quarter of 2008, or down 7% sequentially from $9.9 million in the second quarter of 2009. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the third quarter of 2009 was $10.6 million, down 46% year-on-year from $19.6 million in the third quarter of 2008, or down 6% sequentially from $11.3 million in the second quarter of 2009. The year-on-year decrease of both gross profit and adjusted gross profit was a result of the factors previously described in the net revenue

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section. We provide the adjusted gross profit metric to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Chart 6 (Reconciliation for adjusted gross profit by business group) provides the breakdown of adjusted gross profit by business group. Due to the sale of Hyperlink, the Company’s research services business, in October 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.
Chart 6: Reconciliation for adjusted gross profit by business group

In US$ millions	Advertising	Broadcast	Print	Total
Gross Profit	5.0	1.5	2.7	9.2
Amortization of intangible assets from acquisitions[1]	—	1.2	0.2	1.4

Adjusted gross profit	5.0	2.7	2.9	10.6

[1]	Amortization of intangible assets from acquisitions includes intangible assets such as trademarks, license rights, exclusive advertising rights, licensing agreement, customer relationships and non-compete agreements.
Operating Expenses
Operating expenses are comprised of selling and distribution expenses and general and administrative expenses. Operating expenses for the third quarter of 2009 were $10.4 million, down 31% year-on-year from $15.1 million in the third quarter of 2008, or up 13% sequentially from $9.1 million in the second quarter of 2009. The year-on-year decrease was due to implementation of cost cutting initiatives, divestments and a decrease in share-based compensation expenses.
Selling and distribution expenses for the third quarter of 2009 were $3.9 million, up 11% year-on-year from $3.5 million in the third quarter of 2008, or up 10% sequentially from $3.5 million in the second quarter of 2009.
General and administrative expenses for the third quarter of 2009 were $6.5 million, down 44% year-on-year from $11.6 million in the third quarter of 2008, or up 15% sequentially from $5.6 million in the second quarter of 2009. General and administration expenses for the third quarter of 2009 included $0.4 million of share-based compensation expenses.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as net income (loss) attributable to XSEL before one-time items, other income (expense), taxes, depreciation, amortization of intangible assets from acquisitions, net income (loss) attributable to non-controlling interests and share-based compensation expenses, for the third quarter of 2009 was $4.6 million, down 51% year-on-year from $9.5 million in the third quarter of 2008, or down 19% sequentially from $5.7 million in the second quarter of 2009. The year-on-year decrease was mainly due to divestments and economic downturn.
We provide the adjusted EBITDA metric because it allows management, investors and others

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to evaluate and compare our core operating results without the impact of certain non-cash items or one-time items that we believe are not indicative of future performance.
Chart 7: Adjusted EBITDA by business group

In US$ millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	3.4	1.0	1.7	6.1
Less: net head office expenses	—	—	—	(1.5)
Adjusted EBITDA	—	—	—	4.6
Net Loss attributable to XSEL and Adjusted Net Income (non-GAAP)
Net loss attributable to XSEL for the third quarter of 2009 was $10.6 million, compared to a net loss of $15.9 million in the third quarter of 2008 and a net loss of $2.1 million in the second quarter of 2009. The primary reason for the sequential increase in net loss attributable to XSEL was a non-cash fair value charge of $7.6 million on the conversion feature of the convertible loan (please refer to Note (9) to financial information for details) in the third quarter of 2009. Due to the adoption of EITF 07-5 in 2009, we are required to remeasure the fair value of the conversion feature of the loan every quarter. Given the increase in share price between the second and third quarters of 2009, the conversion feature of the loan was remeasured at $3.1 million in the second quarter of 2009 and $10.7 million in the third quarter of 2009. As a result, we recorded a non-cash fair value charge of $7.6 million in the third quarter of 2009. The fair value of the conversion feature may have a recurring impact in subsequent periods.
Adjusted net income (non-GAAP), defined as net income (loss) attributable to XSEL before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the third quarter of 2009 was $3.4 million, down 54% year-on-year from $7.4 million in the third quarter of 2008, or up 17% sequentially from $2.9 million in the second quarter of 2009. The year-on-year decrease was mainly due to divestments.
We provide the adjusted net income metric because it allows management, investors and others to evaluate our net income without the impact of possible add backs, deductions and certain material non-cash items or one-time items that we believe are not indicative of future performance.
Other Corporate Developments
On September 28, 2009, XSEL announced the licensing of the exclusive China distribution rights to the movie “More Than A Game” from Lionsgate Film. The movie stars LeBron James of the Cleveland Cavaliers and will be distributed later this year by China Film Group Corporation, the dominant film entertainment company in China.
On September 30, 2009, XSEL announced the signing of an additional agreement with Ultimate Fighting Championship, expanding on our exclusive television rights in China to include rights on mobile and internet platforms.

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On October 20, 2009, the Company completed the disposal of the entire equity interests in Hyperlink, the Company’s research services business, to INTAGE Inc., a Japan-based market research company, for a purchase price of 1,050,000,000 Japanese Yen (approximately US$10.7 million). The proceeds from the disposal were not reflected in the balance sheet for the third quarter of 2009.
On October 29, 2009, the Company sold 5,514,705 ADS at a price of $1.36 per ADS in a registered direct offering to several select institutional investors, representing gross proceeds of $7.5 million. Investors also received two series of warrants to purchase up to an aggregate of 14,889,703 class A common shares of the Company (equivalent to approximately 7,444,851 ADS). The Series A warrants to purchase up to 3,860,293 class A common shares (equivalent to approximately 1,930,146 ADS) have an initial exercise price of $0.975 per common share ($1.95 per ADS) and are exercisable at any time commencing six months after the closing date and on or prior to the fifth anniversary of this date. The Series B warrants to purchase up to 11,029,410 class A common shares (equivalent to 5,514,705 ADS) have an initial exercise price of $0.68 per common share ($1.36 per ADS) and are exercisable at any time commencing on the closing date and on or prior to the six month anniversary of the closing date.
On November 3, 2009, XSEL shareholders approved the election of Zheng Jingsheng and Harry Nam to serve on the board of directors.
Due to repositioning of the business to focus on the sports and entertainment sector, the Company has sold or may sell certain other non-core segments of its business which may give rise to potential significant non-cash impairment charges on goodwill and intangible assets.
Conference Call Information
Following the earnings announcement, XSEL’s senior management will host a conference call on November 11, 2009 at 8:00PM (New York) / November 12, 2009 at 9:00AM (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 866 711 8198 or +1 617 597 5327
(UK) +44 207 365 8426
(Mainland China) + 86 10 800 130 0399
(Hong Kong) +852 3002 1672
Passcode: 95247814
A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 74590319

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A real-time webcast and replay will be also available at:
http://www.xsel.com/en/investor-relations/webcast/
Contacts:
Media Contact
Ms. Joy Tsang, XSEL, +86 10 8567 6050, +86 136 2179 1577, joy.tsang@xsel.com
IR Contact
Mr. Edward Liu, XSEL, +86 10 8567 6061, edward.liu@xsel.com
Mr. Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL;” NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile customers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media, process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company employs more than 1,000 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. The Company’s American Depository Shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit http://www.xsel.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar statements. Among other things, the quotations from management in this announcement, as well as XSEL’s strategic and operational plans, contain forward-looking statements. XSEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent

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risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XSEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XSEL’s consolidated financial results under U.S. GAAP, XSEL also provides the following non-GAAP financial measures: “adjusted gross profit” defined as gross profit excluding amortization of intangible assets from acquisitions; “adjusted EBITDA” defined as net income (loss) attributable to XSEL before one time items, other income (expense), taxes, depreciation, amortization of intangible assets from acquisitions, net income (loss) attributable to non-controlling interests and share-based compensation expenses; and “adjusted net income” defined as net income (loss) attributable to XSEL before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest. XSEL believes that these non-GAAP financial measures provide investors with another method for assessing XSEL’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 8 (Reconciliation of non-GAAP financial results) of this release.
XSEL believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide additional details on the reconciliation between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The following is a reconciliation of our non-GAAP financial results:

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Chart 8: Reconciliation of non-GAAP financial results

	3 months	3 months	3 months
	ended	ended	ended
In US millions	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009
Net loss attributable to XSEL	(10.6)	(15.9)	(2.1)
One-time items[1]	1.1	0.6	—
Amortization of intangible assets from acquisitions	2.2	3.4	2.2
Share-based compensation expenses	0.4	1.3	0.6
Depreciation	0.5	0.8	0.6
Other expenses	11.3	18.6	4.0
Provision for income taxes	0.1	0.5	0.3
Net (loss) income attributable to non-controlling interests	(0.4)	0.2	0.1

Adjusted EBITDA	4.6	9.5	5.7

Net loss attributable to XSEL	(10.6)	(15.9)	(2.1)
One-time items[1]	8.5	17.0	(1.2)
Amortization of intangible assets from acquisitions	2.2	3.4	2.2
Share-based compensation expenses	0.4	1.3	0.6
Imputed interest[2]	2.9	1.6	3.4

Adjusted net income	3.4	7.4	2.9

[1]	One-time items are those that we believe are not indicative of future performance. The one-time items of $1.1 million added back to adjusted EBITDA for the third quarter of 2009 mainly represent certain one-time legal and professional fees. The one-time items of $8.5 million added back to adjusted net income for the third quarter of 2009 mainly represent a non-cash fair value charge of $7.6 million on the conversion feature of the convertible loan (please refer to Note (9) to financial information for details). Due to the adoption of EITF 07-5 in 2009, we are required to remeasure the fair value of the conversion feature of the loan every quarter. Given the increase in share price between the second and third quarters of 2009, the conversion feature of the loan was remeasured at $3.1 million in the second quarter of 2009 and $10.7 million in the third quarter of 2009. As a result, we recorded a non-cash fair value charge of $7.6 million in the third quarter of 2009. The fair value of the conversion feature may have a recurring impact in subsequent periods.

[2]	Imputed interest for the third quarter of 2009 is related to intangible assets from long-term contracts and the convertible loan.
Net income (loss) and adjusted net income per ADS are shown in Chart 9:
Chart 9: Net income (loss) and adjusted net income per ADS1

	3 months	3 months	3 months
	ended	ended	ended
In US dollars	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009
Net income (loss) per ADS — basic from continuing operations	$(0.14)	$(0.24)	$(0.04)
Net income (loss) per ADS — basic from discontinued operations	$0.00	$0.00	$0.00

Net income (loss) per ADS — basic	$(0.14)	$(0.24)	$(0.04)

Net income (loss) per ADS — diluted from continuing operations	$(0.14)	$(0.24)	$(0.04)
Net income (loss) per ADS — diluted from discontinued operations	$0.00	$0.00	$0.00

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	3 months	3 months	3 months
	ended	ended	ended
In US dollars	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009
Net income (loss) per ADS — diluted	$(0.14)	$(0.24)	$(0.04)

Weighted average number of ADS — basic	77.6 million	68.2 million	76.0 million
Weighted average number of ADS — diluted	77.6 million	68.2 million	76.0 million

Adjusted net income per ADS — basic from continuing operations	$0.04	$0.10	$0.03
Adjusted net income per ADS — basic from discontinued operations	$0.00	$0.00	$0.00

Adjusted net income per ADS — basic	$0.04	$0.10	$0.03

Adjusted net income per ADS — diluted from continuing operations	$0.04	$0.10	$0.03
Adjusted net income per ADS — diluted from discontinued operations	$0.00	$0.00	$0.00

Adjusted net income per ADS — diluted	$0.04	$0.10	$0.03

Weighted average number of ADS — basic	77.6 million	68.2 million	76.0 million
Weighted average number of ADS — diluted	77.8 million	71.8 million	76.0 million

[1]	For computation of the net income (loss) per ADS and adjusted net income per ADS, the amount attributable to holders of common shares should be used. Accordingly, dividends on Series B redeemable convertible preference shares of $0.6 million were taken into account for the second and third quarter of 2009, and the third quarter of 2008.

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Condensed Consolidated Balance Sheet

(In U.S. dollars)	Sep 30, 2009	Dec 31, 2008
	Unaudited	As adjusted
	(Note 1)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	14,002,591	54,088,842
Short term deposit	—	2,940,051
Restricted cash (Note 2)	35,680,000	37,510,000
Accounts receivable, net of allowance for doubtful debts (Note 3)	40,970,893	44,762,902
Prepaid program expenses	3,472,816	2,324,253
Consideration receivable from disposal of subsidiaries (Note 4)	45,640,000	36,970,590
Other current assets	28,908,548	14,902,170
Assets held for sale (Note 5)	8,191,672	—

Total current assets	176,866,520	193,498,808
Content production cost, net	18,507,436	—
Property and equipment, net	5,765,973	6,590,790
Intangible assets, net (Note 6)	280,091,343	200,528,583
Goodwill	92,142,169	46,992,724
Investment	13,508,239	13,508,239
Deposits for investments (Note 7)	15,161,676	14,174,566
Consideration receivable from disposal of subsidiaries (Note 4)	26,756,293	28,285,035
Other long-term assets	8,912,919	4,671,591

Total assets	637,712,568	508,250,336

Liabilities, mezzanine equity and total equity
Current liabilities:
Bank borrowings (Note 8)	40,884,849	36,374,198
Other current liabilities	100,982,675	69,900,342
Liabilities held for sale (Note 5)	1,246,447	—

Total current liabilities	143,113,971	106,274,540
Deferred tax liabilities	35,380,746	31,679,491
Convertible loan (Note 9)	64,971,085	33,200,000
Long-term liabilities, non-current portion	127,211,464	68,305,496

Total liabilities	370,677,266	239,459,527

Mezzanine equity:
Series B redeemable convertible preferred shares	32,485,591	30,605,591
XSEL shareholders’ equity:
Class A common shares	122,024	104,302
Additional paid-in capital	495,857,809	481,318,345
Accumulated deficits	(270,753,657)	(252,968,439)
Accumulated other comprehensive income	6,428,006	7,165,833

Total	231,654,182	235,620,041
Non-controlling interests	2,895,529	2,565,177

Total equity	234,549,711	238,185,218

Total liabilities, mezzanine equity and total equity	637,712,568	508,250,336

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Condensed Consolidated Statement of Operations

	3 months	3 months	3 months	9 months
	ended	ended	ended	ended
(In U.S. Dollars)	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009	Sep 30, 2009
	Unaudited	Unaudited	Unaudited	Unaudited
		As adjusted
	(Note 1)	(Note 1)	(Note 1)	(Note 1)
Net revenues:
Advertising services	22,328,133	25,996,728	21,166,243	57,737,317
Content production	117,123	7,807,840	207,980	1,203,316
Advertising sales	16,989,967	15,696,762	17,300,285	43,545,017
Publishing services	115,137	61,757	133,522	347,771

Total net revenues	39,550,360	49,563,087	38,808,030	102,833,421

Cost of revenues:
Advertising services	16,915,624	18,698,951	15,261,154	42,202,851
Content production	174,292	4,192,846	249,872	756,337
Advertising sales	13,184,356	8,457,096	13,204,429	31,902,114
Publishing services	82,740	334,708	221,450	506,785

Total cost of revenues	30,357,012	31,683,601	28,936,905	75,368,087

Operating expenses:
Selling and distribution	3,908,095	3,533,088	3,538,980	10,719,637
General and administrative (Note 3)	6,459,019	11,575,614	5,609,771	19,482,856

Total operating expenses	10,367,114	15,108,702	9,148,751	30,202,493

Other operating income	1,436,564	520,057	1,515,604	3,364,316

Operating income from continuing operations	262,798	3,290,841	2,237,978	627,157
Other expenses (Note 10)	11,342,931	18,571,876	3,984,469	16,516,181

Loss from continuing operations before provision for income taxes	(11,080,133)	(15,281,035)	(1,746,491)	(15,889,024)
Provision for income taxes	147,956	518,027	298,022	829,639

Net loss from continuing operations	(11,228,089)	(15,799,062)	(2,044,513)	(16,718,663)
Discontinued operations (Note 5):
Income from discontinued operations	285,994	195,906	58,566	376,287
Provision for income taxes	57,236	53,797	28,961	108,421

Discontinued operations, net of taxes	228,758	142,109	29,605	267,866

Net loss	(10,999,331)	(15,656,953)	(2,014,908)	(16,450,797)
Net (loss) income attributable to non-controlling interests	(418,687)	217,192	135,029	(585,579)

Net loss attributable to XSEL	(10,580,644)	(15,874,145)	(2,149,937)	(15,865,218)
Dividend declared on Series B redeemable convertible preferred shares	640,000	600,000	640,000	1,920,000

Net loss attributable to holders of common shares	(11,220,644)	(16,474,145)	(2,789,937)	(17,785,218)

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	3 months	3 months	3 months	9 months
	ended	ended	ended	ended
(In U.S. Dollars)	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009	Sep 30, 2009
	Unaudited	Unaudited	Unaudited	Unaudited
		As adjusted
	(Note 1)	(Note 1)	(Note 1)	(Note 1)
Net income (loss) per share:
Basic and diluted from continuing operations — Common shares	(0.07)	(0.12)	(0.02)	(0.12)
Basic and diluted from discontinued operations — Common shares	0.00	0.00	0.00	0.00

Basic and diluted — Common shares	(0.07)	(0.12)	(0.02)	(0.12)
Basic and diluted from continuing operations — American Depositary Shares	(0.14)	(0.24)	(0.04)	(0.23)
Basic and diluted from discontinued operations — American Depositary Shares	0.00	0.00	0.00	0.00

Basic and diluted — American Depositary Shares	(0.14)	(0.24)	(0.04)	(0.23)
Condensed Consolidated Statement of Cash Flow

	3 months	3 months	3 months	9 months
	ended	ended	ended	ended
(In U.S. Dollars)	Sep 30, 2009	Sep 30, 2008	Jun 30, 2009	Sep 30, 2009
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash (used in) provided by operating activities	(450,019)	3,196,632	625,814	2,275,276
Net cash (used in) provided by investing activities	(5,515,755)	4,983,018	(8,431,705)	(28,025,014)
Net cash used in financing activities	(12,339,519)	(20,074,854)	(20,089,469)	(12,412,944)
Effect of exchange rate changes	(3,529)	156,411	42,705	(24,925)

Net decrease in cash and cash equivalents	(18,308,822)	(11,738,793)	(27,852,655)	(38,187,607)
Cash and cash equivalents, as at beginning of the period	32,329,314	57,073,797	59,274,949	54,088,842
Less: Cash and cash equivalents at end of period from discontinued operations	(17,901)	—	907,020	(1,898,644)

Cash and cash equivalents, as at end of the period	14,002,591	45,335,004	32,329,314	14,002,591

Notes to Financial Information
1) Condensed consolidated financial information
Effective from January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”), which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to

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non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by SFAS No. 160. In addition, due to the sale of Hyperlink, the Company’s research services business, in October 2009, the historical operating results were reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.
2) Restricted cash
Restricted cash was US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivable, net of allowance for doubtful debts and debtors turnover
Debtors turnover for the second quarter and third quarter of 2009 were 81 days and 89 days respectively. Our business groups generally grant 90 days to 180 days as the average credit period to major customers, which is in line with the industry practices in the PRC. The Company recorded a recovery of doubtful debts of $3.0 million in general and administrative expenses in 2009 and accordingly wrote back the allowance for doubtful debts previously provided in prior periods.
4) Consideration receivable from disposal of subsidiaries
On September 30, 2009, the Company recorded current and non-current consideration receivable from disposal of subsidiaries of $45.6 million and $26.8 million respectively. This represented the consideration receivable for the disposal of our 85% shareholding of Convey in December 2008.
5) Assets and liabilities held for sale and discontinued operations
On September 30, 2009, the Company recorded assets and liabilities held for sale of $8.2 million and $1.2 million respectively. Due to the sale of Hyperlink, the Company’s research services business, in October 2009, the results of operations were separately reported as “discontinued operations” and its assets and liabilities have been reclassified as “assets and liabilities held for sale”. Such sale was completed on October 20, 2009.
6) Intangible assets
The carrying value of intangible assets on September 30, 2009 was $280.1 million. This mainly represented the carrying value of the long-term advertising agreements for the Broadcast and Print groups. The carrying value of the intangible assets were composed of a $183.2 million advertising license agreement for our TV business, a $73.2 million exclusive advertising agreement for our newspaper business and $23.7 million of other intangible assets.
7) Deposits for investments
The Company has paid a deposit of $10 million and an advance of $5.2 million to provide

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advertising services to the pay channels in the PRC. These amounts are refundable unless certain closing conditions are met. On September 30, 2009, there were uncertainties as to whether these closing conditions can be met.
8) Bank borrowings
In October 2007, the Company purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., which matured in January 2009. In August 2008, the Company borrowed $14.0 million from UBS AG using the Principal Protected Note as collateral. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the bank borrowings. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. On October 1, 2009, the Company settled this dispute with UBS Financial Services and UBS AG without further financial impact.
9) Convertible loan
The Company entered into a secured convertible loan facility for up to $80.0 million from Patriarch Partners LLC, a global investment firm based in New York and currently one of our major shareholders. As of September 30, 2009, the Company had drawn $57.8 million through this loan facility (the “convertible loan”). In 2009, the Company was required to adopt EITF Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) which applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative for purposes of determining whether that instrument or embedded feature is indexed to an entity’s own stock. EITF 07-5 states that an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the two-step approach of 1) Evaluating the instrument’s contingent exercise provisions, if any; and 2) Evaluating the instrument’s settlement provisions. After the adoption of EITF 07-5, the conversion feature of the convertible loan was measured at fair value. The change in fair value was recorded in the other income (expenses) in the consolidated statements of operations. The Company recorded convertible loan of $65.0 million on September 30, 3009 and a non-cash fair value charge on convertible loan of $7.6 million for the third quarter of 2009.
10) Other expenses
Other income (expense) includes net interest income (expense) and net other income (expense). The Company recorded a non-cash fair value charge on convertible loan of $7.6 million in other expenses, in accordance with EITF 07-5, for the third quarter of 2009.